ASE TEST LIMITED                                                  August 9, 2001
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.        886-2-8780-5489              Mobile  886-920-189-608
Fax.        886-2-2757-6121              email:  jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.        408-567-4383                 email:     rwei@iselabs.com

Thomson Financial/Carson:
In Asia Pacific:      Mylene Kok         65-879-9881       mylene.kok@tfn.com.sg
In the US:            Daniel Loh         212-701-1998      dan.loh@thomsonir.com
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                 ASE Test Limited Announces JULY 2001 REVENUES

Taipei, Taiwan, R.O.C., AUGUST 9, 2001 - ASE Test Limited (Nasdaq : ASTSF) today announces that its unaudited consolidated July 2001 net revenues were US$18.89 million. Compared to prior periods, the July figure represented a drop of 50% year-over-year and a decline of 12% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

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                 July       June       July       YoY       Sequential
(US$000)         2000       2001       2001      Change       Change
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Net Revenues    37,985     21,407     18,887      -50%         -12%
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